Amendment No. 1 dated March 22, 2012 to Free Writing Prospectus No. 120 Registration Statement No. 333-178081 Dated March 16, 2012 Filed Pursuant to Rule 433

Morgan Stanley Step Market-Linked Notes
Linked to the Performance of Gold due March 27, 2017

Investment Description

Morgan Stanley Step Market-Linked Notes (the “Notes”) Linked to the Performance of Gold are unsubordinated, unsecured debt securities issued by Morgan Stanley linked to the performance of a single commodity, gold (the "underlying commodity").  If the commodity return is zero or positive, Morgan Stanley will pay you at maturity the principal amount plus a return equal to the greater of (i) the step return of 20% or (ii) the commodity return, subject to the maximum gain of 45% to 50%, resulting in a maximum payment at maturity of $1,450 to $1,500 per Note.  The actual maximum payment at maturity will be determined on the pricing date.  If the commodity return is negative, Morgan Stanley will pay you at maturity your principal amount of $1,000 per Note, without any return on your investment.  Investing in the Notes involves significant risks.  The Notes do not pay interest and may not pay more than the principal amount of $1,000 per Note at maturity.  Morgan Stanley will repay your full principal amount only if you hold the Notes to maturity.  Any payment on the Notes, including the repayment of principal at maturity, is subject to the creditworthiness of Morgan Stanley.  If Morgan Stanley were to default on its payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.

Features	Key Dates
❑ Growth Potential for Positive Performance of Gold with a Step Return Feature — The Notes provide full exposure to any positive performance of a single commodity, gold, subject to a maximum gain of 45% to 50%.  The actual maximum gain will be determined on the pricing date.  The Notes also provide the potential to enhance returns with a step return feature at maturity.  If the commodity return is zero or positive over the term of the Notes, Morgan Stanley will pay you at maturity the principal amount plus a return equal to the greater of the step return or the commodity return, up to the maximum gain.

❑ No Downside Exposure to Gold at Maturity — If you hold the Notes to maturity, Morgan Stanley will pay you at least your principal amount, regardless of the performance of the underlying commodity.  Any payment on the Notes, including the repayment of principal at maturity, is subject to the creditworthiness of Morgan Stanley.
	Pricing Date	March 27, 2012
	Original Issue Date	March 30, 2012
	Determination Date*	March 21, 2017
	Maturity Date*	March 27, 2017

*    Subject to postponement in the event of a market disruption event or non-trading days. See “—Description of Commodity-Linked Notes—General Terms of the Notes—Some Definitions—determination date or determination dates” in the accompanying prospectus supplement for commodity-linked notes.
If the scheduled determination date is not a trading day or if a market disruption event occurs on that day so that the determination date is postponed and falls less than two business days prior to the scheduled maturity date, the maturity date will be postponed to the second business day following that determination date as postponed.

NOTICE TO INVESTORS: YOU MAY RECEIVE ONLY THE PRINCIPAL AMOUNT AT MATURITY AND MAY NOT RECEIVE ANY OTHER RETURN ON THE NOTES.  THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF MORGAN STANLEY.  YOU SHOULD NOT PURCHASE THE NOTES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE NOTES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER ‘‘KEY RISKS’’ BEGINNING ON PAGE 5 OF THIS FREE WRITING PROSPECTUS AND UNDER RISK FACTORS BEGINNING ON PAGE S-21 OF THE ACCOMPANYING PROSPECTUS SUPPLEMENT BEFORE PURCHASING ANY NOTES.  EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR NOTES.

Note Offering
These preliminary terms relate to Step Market-Linked Notes Linked to the Performance of Gold.  There is no minimum return on the notes, the notes do not pay interest and you may receive only the principal amount at maturity. The Notes are offered at a minimum investment of $1,000, or 1 Note, and integral multiples of $1,000 in excess thereof.  The initial commodity price will be determined on the pricing date.

Underlying Commodity	Initial commodity price	Participation Rate	Maximum Gain*	Step Return	CUSIP	ISIN
Gold		100%	45% to 50%	20%	617482M84	US617482M841

*	The maximum gain results in a maximum payment at maturity of $1,450 to $1,500 per Note. The actual maximum gain and corresponding maximum payment at maturity will be determined on the pricing date.

See “Additional Information about Morgan Stanley and the Notes” on page 2.  The Notes will have the terms set forth in the accompanying prospectus and prospectus supplement for commodity-linked notes and this free writing prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this free writing prospectus or the accompanying prospectus supplement or prospectus.  Any representation to the contrary is a criminal offense.  The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

	Price to Public	Underwriting Discount(1)	Proceeds to Morgan Stanley
Per Note	$1,000	$35	$965
Total	$	$	$

(1)
UBS Financial Services Inc., acting as dealer, will receive from Morgan Stanley & Co. LLC (“MS & Co.”), the agent, a fixed sales commission of 3.5% for each Note it sells. For more information, please see “Supplemental Plan of Distribution; Conflicts of Interest” beginning on page 13 of this free writing prospectus.

The agent for this offering, MS & Co., is our wholly-owned subsidiary.  See “Supplemental Plan of Distribution; Conflicts of Interest” beginning on page 13 of this free writing prospectus.

Morgan Stanley	UBS Financial Services Inc.

Additional Information about Morgan Stanley and the Notes

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for commodity-linked notes) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for commodity-linked notes and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at.www.sec.gov.  Alternatively, Morgan Stanley, any underwriter or any dealer participating in this offering will arrange to send you the prospectus and the prospectus supplement for commodity-linked notes if you so request by calling toll-free 1-(800)-584-6837.

You may access the accompanying prospectus supplement and prospectus on the SEC website at.www.sec.gov as follows:

t	Prospectus supplement for commodity-linked notes dated November 21, 2011:
http://www.sec.gov/Archives/edgar/data/895421/000095010311004871/dp27221_424b2-commlinknotes.htm

t	Prospectus dated November 21, 2011:
http://www.sec.gov/Archives/edgar/data/895421/000095010311004877/dp27266_424b2-debt.htm

References to “Morgan Stanley,” “we,” “our” and “us” refer to Morgan Stanley. In this document, the “Notes” refers to the Step Market-Linked Notes that are offered hereby.  Also, references to the accompanying “prospectus” and “prospectus supplement” mean the Morgan Stanley prospectus dated November 21, 2011 and the Morgan Stanley prospectus supplement for commodity-linked notes dated November 21, 2011, respectively.

You should rely only on the information incorporated by reference or provided in this free writing prospectus or the accompanying prospectus supplement for commodity-linked notes and prospectus.  We have not authorized anyone to provide you with different information.  We are not making an offer of these Notes in any state where the offer is not permitted.  You should not assume that the information in this free writing prospectus or the accompanying prospectus supplement for commodity-linked notes and prospectus is accurate as of any date other than the date on the front of this document.

Investor Suitability
The Notes may be suitable for you if:	The Notes may not be suitable for you if:
♦    You fully understand the risks inherent in an investment in the Notes, including the risk of receiving only the principal amount of $1,000 per note at maturity.
♦    You seek exposure to the upside performance of the underlying commodity and believe it will appreciate over the term of the Notes.
♦    You would be willing to invest in the Notes with the step return of 20%.
♦    You understand and accept that your potential return is limited by the maximum gain, and the maximum payment at maturity will be $1,450 to $1,500 per Note.  The actual maximum gain and maximum payment at maturity will be determined on the pricing date.
♦    You can tolerate receiving only the principal amount at maturity if the price of gold declines over the term of the Notes.
♦    You would be willing to invest in the Notes if the maximum gain is set equal to the bottom of the range indicated on the cover hereof (the actual maximum gain will be determined on the pricing date).
♦    You can tolerate fluctuations in the price of the Notes prior to maturity that may cause the market value of the Notes to decline below the price you paid for your Notes.
♦    You do not seek current income from your investment.
♦    You understand the increased volatility and other risks associated with investing in a single commodity generally and gold specifically.
♦    You are willing to hold the Notes to maturity, a term of 5 years, and accept that there may be little or no secondary market for the Notes.
♦    You are willing to assume the credit risk of Morgan Stanley for all payments under the Notes, and understand that if Morgan Stanley defaults on its obligations you may not receive any amounts due to you, including the repayment of principal at maturity.

♦    You do not fully understand the risks inherent in an investment in the Notes, including the risk of receiving only the principal amount of $1,000 per note at maturity.
♦    You believe that the price of the underlying commodity will decline or appreciate by more than the maximum gain over the term of the Notes.
♦    You seek an investment that has unlimited return potential without a cap on appreciation and you are unwilling to invest in the Notes with a maximum payment at maturity of $1,450 to $1,500 per Note regardless of the appreciation of the underlying commodity.  The actual maximum payment at maturity will be determined on the pricing date.
♦    You would be unwilling to invest in the Notes if the maximum gain is set equal to the bottom of the range indicated on the cover hereof (the actual maximum gain will be determined on the pricing date).
♦    You would be unwilling to invest in the Notes with the step return of 20%.
♦    You cannot tolerate the possibility of receiving only the principal amount at maturity if the price of gold declines over the term of the Notes.
♦    You cannot tolerate fluctuations in the price of the Notes prior to maturity that may cause the market value of the Notes to decline below the price you paid for your Notes.
♦    You seek current income from your investment.
♦    You do not understand the increased volatility and other risks associated with investing in a single commodity generally and gold specifically.
♦    You are unable or unwilling to hold the Notes to maturity, a term of 5 years, or you seek an investment for which there will be an active secondary market.
♦    You are not willing to assume the credit risk of Morgan Stanley for all payments under the Notes, including the repayment of principal at maturity.

The investor suitability considerations identified above are not exhaustive.  Whether or not the Notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.  You should also review “Key Risks” beginning on page 5 of this free writing prospectus and the more detailed “Risk Factors” beginning on S-21 of the accompanying prospectus supplement for commodity-linked notes for risks related to an investment in the Notes.

Indicative Terms	Investment Timeline
Issuer	Morgan Stanley

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. YOU MAY NOT RECEIVE MORE THAN THE PRINCIPAL AT MATURITY OF $1,000 PER NOTE.  MORGAN STANLEY WILL REPAY THE FULL PRINCIPAL AMOUNT, ONLY IF YOU HOLD THE NOTES TO MATURITY.  ANY PAYMENT ON THE NOTES, INCLUDING THE REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF MORGAN STANLEY.  IF MORGAN STANLEY WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

Principal Amount	$1,000 per Note
Term	5 years
Underlying Commodity	Gold
Payment at Maturity (per Note)
Morgan Stanley will pay you a cash payment at maturity linked to the performance of the underlying commodity during the term of the Notes.
If the commodity return is zero or positive, Morgan Stanley will pay you an amount equal to:
$1,000 + supplemental redemption amount;
If the commodity return is negative, Morgan Stanley will pay you the principal amount of $1,000 per Note.
In no event will the payment due at maturity be less than the principal amount of $1,000 per Note or greater than the maximum payment at maturity of $1,450 to $1,500 per Note.  The actual maximum payment at maturity will be determined on the pricing date. There is no minimum return on the notes.  You may receive only the principal amount at maturity of $1,000 per Note.

Supplemental Redemption Amount	The greater of $1,000 × (i) the step return or (ii) the commodity return × participation rate (subject to a cap of $1,000 × maximum gain)
Step Return	20%
Maximum Gain	45% to 50%, resulting in a maximum payment at maturity of $1,450 to $1,500 per Note. The actual maximum gain and maximum payment at maturity will be determined on the pricing date.
Participation Rate	100%
Interest Rate	N/A. The Notes do not pay interest.
Commodity Return	final commodity price – initial commodity price initial commodity price Please note that the prospectus supplement for commodity-linked notes refers to this concept as the "commodity percent change."
Initial commodity price	The commodity price on the pricing date.
Final commodity price	The commodity price on the determination date.
Determination Date	March 21, 2017, subject to postponement in the event of a market disruption event or non-trading days
Commodity Price
The afternoon fixing price per troy ounce of gold for delivery in London through a member of the LBMA (as defined below) authorized to effect such delivery, stated in U.S. dollars, as calculated by the London Gold Market and published by the LBMA on such date. Please see “Historical Information” on page 11 for more information.

Maturity Date	March 27, 2017, subject to postponement in the event of a postponement of the determination date
CUSIP / ISIN	617482M84 / US617482M841
Calculation Agent	Morgan Stanley Capital Group Inc. (“MSCG”)

Key Risks

An investment in the Notes involves significant risks.  Some of the risks that apply to the Notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section in the accompanying prospectus and the accompanying prospectus supplement for commodity-linked notes.  We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

♦
The appreciation potential of the Notes is limited by the maximum gain — The appreciation potential of the Notes is limited by a maximum gain of 45% to 50%, resulting in a maximum payment at maturity of $1,450 to $1,500 per Note.  The actual maximum payment at maturity will be determined on the pricing date.  Because the payment at maturity will be limited to $1,450 to $1,500 per Note, any increase in the final commodity price over the initial commodity price by more than 45% to 50% will not further increase the return on the Notes.

♦
The Notes do not pay interest and the amount you receive at maturity may result in a return that is less than the yield on a standard debt security of comparable maturity — The return on the Notes at maturity is linked to the performance of the underlying commodity.  If the commodity return is negative, Morgan Stanley will pay you only the principal amount of $1,000 for each Note you hold at maturity.  As the Notes do not pay any interest, if the underlying commodity depreciates over the term of the Notes, the return on your investment in the Notes may be less than the amount that would be paid on a conventional debt security of the issuer of comparable maturity as Morgan Stanley will pay you only the principal amount of $1,000 per Note.  The Notes have been designed for investors who are willing to forgo market floating interest rates in exchange for a supplemental redemption amount based on the performance of the underlying commodity.

♦
Investors are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the Notes — Investors are dependent on our ability to pay all amounts due on the Notes at maturity, and, therefore, investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  If we default on our obligations under the Notes, your investment would be at risk and you could lose some or all of your investment.  As a result, the market value of the Notes prior to maturity will be affected by changes in the market’s view of our creditworthiness.  Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the Notes.

♦
Repayment of the principal amount only at maturity — You should be willing to hold your Notes to maturity.  If you are able to sell your Notes in the secondary market, you may have to sell them at a loss even if the commodity price has increased from its initial value at the time of sale.  You will only receive the principal amount of the Notes from Morgan Stanley at maturity, subject to its creditworthiness.

♦
The step return and participation rate apply only if you hold the Notes to maturity — You should be willing to hold the Notes to maturity.  If you are able to sell your Notes in the secondary market, the price you receive will likely not reflect the full economic value of the step return, the participation rate or the Notes themselves, and the return you realize may be less than the return of the underlying commodity even if such return is positive.  Only at maturity will you receive the benefit of the step return or the 100% participation rate in any positive commodity return (subject to the maximum payment at maturity).

♦
Investments linked to commodities are subject to sharp fluctuations in commodity prices — Investments, such as the Notes, linked to the prices of commodities are considered speculative, and prices for commodities may fluctuate significantly over short periods for a variety of factors, including: changes in supply and demand relationships, governmental programs and policies, national and international political and economic events, including war and hostilities, changes in interest and exchange rates, trading activities in commodities and related contracts, technological change and trade, fiscal, monetary and exchange control policies. These factors may affect the price of the underlying commodity which will affect the value of your Notes in varying ways.

♦
Single commodity prices tend to be more volatile than, and may not correlate with, the prices of commodities generally — The supplemental redemption amount is linked exclusively to the price of gold and not to a diverse basket of commodities or a broad-based commodity index.  The price of gold may not correlate to, and may diverge significantly from, the prices of commodities generally.  Because the Notes are linked to the price of a single commodity, they carry greater risk and may be more volatile than a security linked to the prices of multiple commodities or a broad-based commodity index.  The price of gold may be, and has recently been, highly volatile, and we can give you no assurance that the volatility will lessen.  See “Historical Information” on page 11.

♦
The price of gold may change unpredictably and affect the value of the Notes in unforeseen ways — The market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors such as, among other things, the structure of and confidence in the global monetary system, expectations regarding the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events.  Gold prices may also be affected by industry factors such as industrial and jewelry demand as well as lending, sales and purchases of gold by the official governmental sector, including central banks and other governmental agencies and multilateral institutions that hold gold, sales of gold recycled from jewelry, levels of gold production and production costs and short-term changes in supply and demand due to trading activities in the gold market.  The price of gold may be, and has recently been, extremely volatile, and we can give you no assurance that the volatility will lessen.  See “Historical Information” on page 11.

♦
There may be little or no secondary market for the Notes — The Notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the Notes.  MS & Co. may, but is not obligated to, make a market in the Notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If, at any time, MS & Co. were not to make a market in the Notes, it is likely that there would be no secondary market for the Notes.  Accordingly, you should be willing to hold your Notes to maturity.

♦
The market price of the Notes will be influenced by many unpredictable factors — Several factors will influence the value of the Notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the Notes in the secondary market, including the value of the underlying commodity at any time and, in particular, on the determination date, the volatility (frequency and magnitude of changes in price) of the underlying commodity, the price and volatility of the futures contracts on the underlying commodity, trends of supply and demand for the underlying commodity, as well as the effects of speculation or any government actions that could affect the markets for the underlying commodity, interest and yield rates in the market, time remaining until the Notes mature, geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the price of the underlying commodity or commodities markets generally and which may affect the final commodity price of the underlying commodity and any actual or anticipated changes in our credit ratings or credit spreads.  In addition, the commodities markets are subject to temporary distortions or other disruptions due to various factors, including lack of liquidity, participation of speculators and government intervention.  As a result, you may receive less, and possibly significantly less, than the principal amount per Note if you try to sell your Notes prior to maturity.

♦
There are risks relating to trading of commodities on the London Bullion Market Association — Gold is traded on the London Bullion Market Association, which we refer to as the LBMA.  The price of gold will be determined by reference to the fixing price reported by the LBMA.  The LBMA is a self-regulatory association of bullion market participants.  Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity.  If the LBMA should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LBMA price fixings as a global benchmark for the value of gold may be adversely affected.  The LBMA is a principals’ market which operates in a manner more closely analogous to over-the-counter physical commodity markets than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading.  For example, there are no daily price limits on the LBMA, which would otherwise restrict fluctuations in the prices of LBMA contracts.  In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

♦
Investing in the Notes is not equivalent to investing in the underlying commodity or in futures contracts or forward contracts on the underlying commodity — Investing in the Notes is not equivalent to investing in the underlying commodity or in futures contracts or forward contracts on the underlying commodity.  By purchasing the Notes, you do not purchase any entitlement to the underlying commodity or futures contracts or forward contracts on the underlying commodity.  Further, by purchasing the Notes, you are taking credit risk to Morgan Stanley and not to any counter-party to futures contracts or forward contracts on the underlying commodity.

♦
Impact of fees on the secondary market price of the Notes — Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the Notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude commissions paid with respect to the Notes and the cost of hedging our obligations under the Notes that are included in the original issue price.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  These secondary market prices are also likely to be reduced by the cost of unwinding the related hedging transactions.  Our subsidiaries may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the Notes or in any secondary market transaction. In addition, any secondary market prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

♦
Hedging and trading activity by our subsidiaries could potentially adversely affect the value of the Notes — One or more of our subsidiaries expect to carry out hedging activities related to the Notes (and possibly to other instruments linked to the underlying commodity), by taking positions in the underlying commodity, including by taking positions in swaps, futures or options contracts on the underlying commodity.  Some of our subsidiaries also trade in financial instruments related to the underlying commodity or the prices of the commodities or contracts that underlie the underlying commodity on a regular basis as part of their general commodity trading and other businesses.  Any of these hedging or trading activities on or prior to the pricing date could potentially increase the initial commodity price and, therefore, the price at which the underlying commodity must close on the determination date before an investor receives a payment at maturity that exceeds the principal amount.  Additionally, such hedging or trading activities during the term of the Notes, including on the determination date, could adversely affect the commodity price on the determination date and, accordingly, the amount of cash an investor will receive at maturity.

♦
The calculation agent, which is a subsidiary of the issuer, will make determinations with respect to the Notes — As calculation agent, MSCG will determine the initial commodity price, the final commodity price, the commodity return, and will calculate the supplemental redemption amount due at maturity. Determinations made by the calculation agent, including with respect to the occurrence or non occurrence of market disruption events, may adversely affect the payment to you at maturity.

♦
Potentially inconsistent research, opinions or recommendations by Morgan Stanley or UBS Financial Services Inc. — Morgan Stanley and its affiliates, or UBS Financial Services Inc. and its affiliates, may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes, and which may be revised at any time.  Any such research, opinions or recommendations could affect the price of the underlying commodity, and therefore the market value of the Notes.

Hypothetical Payments on the Notes

The following table and examples illustrate the payment at maturity on the Notes for a range of commodity returns.  The hypothetical examples are based on the terms set forth below to illustrate how the Notes work and do not reflect the actual initial commodity price or the actual maximum gain.  The actual initial commodity price and the actual maximum gain will be determined on the pricing date.

Principal amount:	$1,000 per Note
Hypothetical initial commodity price:	$1,600
Participation rate:	100.0%
Hypothetical maximum gain:	47.5%
Step return:	20.0%

As the hypothetical maximum gain is 47.5%, the supplemental redemption amount is limited to $475 per Note, resulting in a hypothetical maximum payment at maturity of $1,475 per Note in the following table and examples.  The actual maximum gain and maximum payment at maturity will be determined on the pricing date and may be less than the amounts listed below.  The table below illustrates the payment at maturity (including the supplemental redemption amount) for a hypothetical range of commodity returns, and does not cover the complete range of possible payouts at maturity.

Commodity return	Final commodity price	Principal amount	Supplemental redemption amount	Payment at maturity	Return per $1,000 Note
100.0%	$3,200	$1,000	$475	$1,475	47.5%
90.0%	$3,040	$1,000	$475	$1,475	47.5%
80.0%	$2,880	$1,000	$475	$1,475	47.5%
70.0%	$2,720	$1,000	$475	$1,475	47.5%
60.0%	$2,560	$1,000	$475	$1,475	47.5%
50.0%	$2,400	$1,000	$475	$1,475	47.5%
47.5%	$2,360	$1,000	$475	$1,475	47.5%
45.0%	$2,320	$1,000	$450	$1,450	45.0%
40.0%	$2,240	$1,000	$400	$1,400	40.0%
30.0%	$2,080	$1,000	$300	$1,300	30.0%
25.0%	$2,000	$1,000	$250	$1,250	25.0%
20.0%	$1,920	$1,000	$200	$1,200	20.0%
10.0%	$1,760	$1,000	$200	$1,200	20.0%
0.0%	$1,600	$1,000	$200	$1,200	20.0%
-10.0%	$1,440	$1,000	$0	$1,000	0%
-20.0%	$1,280	$1,000	$0	$1,000	0%
-30.0%	$1,120	$1,000	$0	$1,000	0%
-40.0%	$960	$1,000	$0	$1,000	0%
-50.0%	$800	$1,000	$0	$1,000	0%
-60.0%	$640	$1,000	$0	$1,000	0%
-70.0%	$480	$1,000	$0	$1,000	0%
-80.0%	$320	$1,000	$0	$1,000	0%
-90.0%	$160	$1,000	$0	$1,000	0%
-100.0%	$0	$1,000	$0	$1,000	0%

Example 1 — If the final commodity price is $2,080, the commodity return over the term of the Notes is ($2,080 – $1,600) / $1,600 = 30%.  Investors would receive a payment at maturity from Morgan Stanley equal to the sum of (A) the principal amount plus (B) the supplemental redemption amount, as calculated below:

Payment at maturity per $1,000 principal amount	=	$1,000 + supplemental redemption amount
	=	$1,000 + ($1,000 × the greater of (i) step return and (ii) commodity return × participation rate) subject to the cap of ($1,000 × hypothetical maximum gain)
	=	$1,000 + ($1,000 × 30% × 100%)
	=	$1,300

Example 2 — If the final commodity price is $2,880, the commodity return over the term of the Notes is ($2,880 – $1,600) / $1,600 = 80%.  Investors would receive a payment at maturity from Morgan Stanley equal to the sum of (A) the principal amount plus (B) the supplemental redemption amount, as calculated below:

Payment at maturity per $1,000 principal amount	=	$1,000 + supplemental redemption amount
	=	$1,000 + ($1,000 × the greater of (i) step return and (ii) commodity return × participation rate) subject to the cap of ($1,000 × hypothetical maximum gain)
	=	$1,000 + ($1,000 × 47.5%)
	=	$1,475

In this example, despite a significant appreciation of the underlying commodity of 80%, the payment at maturity is limited by the hypothetical maximum gain to $1,475 per Note.

Example 3 — If the final commodity price is $1,760, the commodity return over the term of the Notes is ($1,760 – $1,600) / $1,600 = 10%.  Investors would receive a payment at maturity from Morgan Stanley equal to the sum of (A) the principal amount plus (B) the supplemental redemption amount, as calculated below:

Payment at maturity per $1,000 principal amount	=	$1,000 + supplemental redemption amount
	=	$1,000 + ($1,000 × the greater of (i) step return and (ii) commodity return × participation rate) subject to the cap of ($1,000 × hypothetical maximum gain)
	=	$1,000 + ($1,000 × 20.0%)
	=	$1,200

In this example, despite an appreciation of the underlying commodity of only 10%, the payment at maturity of $1,200 represents a 20% return due to the step return.

Example 4 — If the final commodity price is $1,280, the commodity return over the term of the Notes is ($1,280 – $1,600) / $1,600 = -20%.  Investors would receive a payment at maturity from Morgan Stanley equal to the principal amount of $1,000.
In this example, despite a significant depreciation of the underlying commodity of 20%, investors would still receive the principal amount of $1,000 per Note at maturity.

Any payment on the Notes, including the repayment of principal at maturity, is subject to the creditworthiness of Morgan Stanley.  If Morgan Stanley were to default on its payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.

What Are the Tax Consequences of the Notes?
In the opinion of our counsel, Davis Polk & Wardwell LLP, the Notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders.”  Under this treatment, if you are a U.S. taxable investor, you generally will be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the Notes, even though no interest is payable on the Notes.  In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the Notes generally will be treated as ordinary income.  If the Notes were priced on March 22, 2012, the “comparable yield” for the Notes would be a rate of 4.8311% per annum, compounded semi-annually; however, the comparable yield will be determined on the pricing date and may be significantly higher or lower than the comparable yield set forth above.  Based on the comparable yield set forth above, the “projected payment schedule” for a Note (assuming an issue price of $1,000) consists of a single projected amount equal to $1,269.2527 due at maturity. The comparable yield and the projected payment schedule for the Notes will be updated in the final pricing supplement.  You should read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of an investment in the Notes.

The following table states the amount of original issue discount (“OID”) (without taking into account any adjustment to reflect the difference, if any, between the actual and the projected amount of the contingent payment on a Note) that will be deemed to have accrued with respect to a Note for each accrual period (assuming a day count convention of 30 days per month and 360 days per year), based upon the comparable yield set forth above.
ACCRUAL PERIOD	OID DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER NOTE)	TOTAL OID DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER NOTE) AS OF END OF ACCRUAL PERIOD
Original Issue Date through June 30, 2012	$12.0778	$12.0778
July 1, 2012 through December 31, 2012	$24.4472	$36.5250
January 1, 2013 through June 30, 2013	$25.0378	$61.5628
July 1, 2013 through December 31, 2013	$25.6426	$87.2054
January 1, 2014 through June 30, 2014	$26.2620	$113.4674
July 1, 2014 through December 31, 2014	$26.8964	$140.3638
January 1, 2015 through June 30, 2015	$27.5461	$167.9099
July 1, 2015 through December 31, 2015	$28.2114	$196.1213
January 1, 2016 through June 30, 2016	$28.8929	$225.0142
July 1, 2016 through December 31, 2016	$29.5908	$254.6050
January 1, 2017 through the Maturity Date	$14.6477	$269.2527

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of OID and adjustments thereto in respect of the Notes for U.S. federal income tax purposes, and we make no representation regarding the actual amount of the payment that will be made on a Note.

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.”

You should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the Notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

The discussion in the preceding paragraphs under “What Are the Tax Consequences of the Notes,” when read in combination with the discussion contained in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the Notes.

Historical Information

The following table presents the published high and low commodity prices, as well as end-of-quarter commodity prices, from January 1, 2007 through March 21, 2012.  The related graph sets forth the daily commodity prices for the same time period. The commodity price on March 21, 2012 was $1,649.25.  We obtained the commodity prices and other information below from Bloomberg Financial Markets ticker symbol GOLDLNPM, without independent verification.  The actual commodity price will be determined as described in the “Indicative Terms” on page 4, and the Bloomberg ticker symbol is provided for reference purposes only.  The underlying commodity experiences periods of high volatility, and you should not take the historical values of the underlying commodity as an indication of future performance.

Quarter Begin	Quarter End	Quarterly High ($)	Quarterly Low ($)	Quarterly Close ($)
1/1/2007	3/31/2007	685.75	608.40	661.75
4/1/2007	6/30/2007	691.40	642.10	650.50
7/1/2007	9/30/2007	743.00	648.75	743.00
10/1/2007	12/31/2007	841.10	725.50	833.75
1/1/2008	3/31/2008	1,011.25	833.75	933.50
4/1/2008	6/30/2008	946.00	853.00	930.25
7/1/2008	9/30/2008	986.00	740.75	884.50
10/1/2008	12/31/2008	903.50	712.50	814.00
1/1/2009	3/31/2009	989.00	810.00	916.50
4/1/2009	6/30/2009	981.75	870.25	934.50
7/1/2009	9/30/2009	1,018.50	908.50	995.75
10/1/2009	12/31/2009	1,212.50	1,003.50	1,087.50
1/1/2010	3/31/2010	1,153.00	1,058.00	1,115.50
4/1/2010	6/30/2010	1,261.00	1,123.50	1,244.00
7/1/2010	9/30/2010	1,307.50	1,157.00	1,307.00
10/1/2010	12/31/2010	1,421.00	1,313.50	1,405.50
1/1/2011	3/31/2011	1,447.00	1,319.00	1,439.00
4/1/2011	6/30/2011	1,552.50	1,418.00	1,505.50
7/1/2011	9/30/2011	1,895.00	1,483.00	1,620.00
10/1/2011	12/31/2011	1,795.00	1,531.00	1,531.00
1/1/2012	3/21/2012*	1,781.00	1,531.00	1,649.25

*
Available information for the indicated period includes data for less than the entire calendar quarter and accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only.

Use of Proceeds and Hedging

The net proceeds we receive from the sale of the Notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the Notes through one or more of our subsidiaries.  The original issue price of the Notes includes the agent’s commissions (as shown on the cover page of this free writing prospectus) paid with respect to the Notes and the cost of hedging our obligations thereunder.  The cost of hedging includes the projected profit that our subsidiaries expect to realize in consideration for assuming the risks inherent in managing the hedging transactions.  Since hedging our obligations entails risk and may be influenced by market forces beyond our or our subsidiaries’ control, such hedging may result in a profit that is more or less than initially projected, or could result in a loss.

On or prior to the pricing date, we, through our subsidiaries or others, expect to hedge our anticipated exposure in connection with the Notes by taking positions in the underlying commodity, including in swaps, futures or options contracts on the underlying commodity, or positions in any other available instruments that we may wish to use in connection with such hedging.  Such purchase activity could increase the price of the underlying commodity on the pricing date, and therefore, increase the price at which the underlying commodity must close on the determination date before you would receive at maturity a payment that exceeds the principal amount.  In addition, through our subsidiaries, we are likely to modify our hedge position throughout the life of the Notes, including on the determination date, by selling the underlying commodity, including swaps, futures or options contracts on the underlying commodity, or positions in any other available instruments that we may wish to use in connection with such hedging.  Such hedging activities during the life of the Notes could adversely affect the value of the underlying commodity, and accordingly, could increase the likelihood of the final commodity price being less than the initial commodity price.  We cannot give any assurance that our hedging activities will not affect the commodity price and, therefore, adversely affect the value of the Notes or the payment you will receive at maturity.

For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying prospectus supplement for commodity-linked notes.

Benefit Plan Investor Considerations

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes.  Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”).  Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the Notes are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the Notes are acquired pursuant to an exemption from the “prohibited transaction” rules.  A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the Notes.  Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers).  In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide an exemption for the purchase and sale of Notes and the related lending transactions, provided that neither the issuer of the Notes nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction, and provided further that the Plan pays no more, and receives no less, than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption). There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the Notes.

Because we may be considered a party in interest with respect to many Plans, the Notes may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited.  Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the Notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the Notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such Notes on behalf of or with “plan assets” of any Plan or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief.

Each purchaser and holder of the Notes has exclusive responsibility for ensuring that its purchase, holding and disposition of the Notes do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law.  The sale of any Notes to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Morgan Stanley or Morgan Stanley Smith Barney LLC or their respective affiliates or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

Supplemental Plan of Distribution; Conflicts of Interest

MS & Co. will act as the agent for this offering.  We will agree to sell to MS & Co., and MS & Co. will agree to purchase, all of the Notes at the issue price less the underwriting discount indicated on the cover of this document.  UBS Financial Services Inc., acting as dealer, will receive from MS & Co. a fixed sales commission that will not exceed 3.5% for each Note it sells.

MS & Co. is our wholly-owned subsidiary. MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the Notes of an affiliate and related conflicts of interest.  MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.